Exhibit 12.1

STATEMENT RE COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Our earnings are inadequate to cover fixed charges. The following table sets forth the ratio of earnings to fixed charges for each of the years ended December 31, 2016 and 2015, the period from May 19, 2014 (the date of our inception) to December 31, 2014 and for the three months ended March 31, 2017 and March 31, 2016. We have not included a ratio of earnings to combined fixed charges and preferred stock dividends because we have not paid any dividends on preferred stock and no preferred stock was outstanding for any of the periods presented. We have derived the deficiency of earnings to cover fixed charges from our historical financial statements. The following should be read in conjunction with our consolidated financial statements, including the notes thereto, and the other financial information included or incorporated by reference herein.

	Three Months Ended March 31,		Fiscal Year Ended December 31,		May 19, 2014 through December 31,
	2017	2016	2016	2015	2014
(dollars in thousands)	(in thousands)
Net loss	$(3,198)	$(1,684)	$(9,518)	$(2,811)	$(277)
Add: Fixed charges	10	8	37	28	4
Total adjusted net loss	$(3,188)	$(1,676)	$(9,481)	$(2,783)	$(273)
Fixed charges:
Interest portion of rental expense(1)	10	8	37	28	4
Total fixed charges	10	8	37	28	4
Deficiency of earnings available to cover fixed charges (2)	$(3,198)	$(1,684)	$(9,518)	$(2,811)	$(277)

(1)	Represents one-third of total rental expense, which we believe is a reasonable estimate of the interest component of our rental expense.
(2)

Because of the deficiency of earnings available to cover fixed charges, the ratio information is not applicable.  We have not paid any dividends on preferred stock and no preferred stock was outstanding for any of the periods presented.